UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: November 2024

Commission File Number: 001-41884

SRIVARU Holding Limited

3rd Floor, Genesis House, Unit 18

Genesis Close, George Town

P.O. Box 10655

Grand Cayman, KY1-1006

Cayman Islands

+1 (888) 227-8066

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On September 18, 2024, SRIVARU Holding Limited (“SRIVARU” or the “Company”) received a letter from the Office of the General Counsel of The Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company of the decision of the Nasdaq Hearing Panel (the “Panel”) to grant the Company’s request for continued listing on Nasdaq for a limited time to pursue its plan to regain compliance with the Nasdaq listing requirements (the “Plan”). Nasdaq’s determination was subject to the condition that the Company demonstrate compliance with certain requirements for continued listing on Nasdaq by November 14, 2024, at which time the Panel would review the Company’s request for additional time to complete its Plan.

This Form 6-K and the exhibits included herein (which are incorporated by reference herein) are being filed to provide an Interim Audited Balance Sheet not older than 60 days with pro forma adjustments for any significant transactions or events occurring on or before the report date to reflect current compliance and demonstrate long-term compliance with the Nasdaq’s shareholder equity requirements, as requested by the Panel in support of the Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SRIVARU Holding Limited. (Registrant)

Date: November 14, 2024	By:	/s/ Weng Kiat (Adron) Leow
Weng Kiat (Adron) Leow, Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description
Exhibit 99.1	Consolidated financial statements

Exhibit 99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations